Exhibit 4.3

CHIQUITA BRANDS INTERNATIONAL, INC.

10.56% SENIOR NOTES DUE 2009

SUPPLEMENTAL INDENTURE

DATED AS OF SEPTEMBER 28, 2004

WELLS FARGO BANK, NATIONAL ASSOCIATION (AS SUCCESSOR BY MERGER

TO WELLS FARGO BANK MINNESOTA, NATIONAL ASSOCIATION),

AS TRUSTEE

SUPPLEMENTAL INDENTURE, dated as of September 28, 2004 (this “Supplemental Indenture”), between CHIQUITA BRANDS INTERNATIONAL, INC., a New Jersey corporation (the “Company”) and WELLS FARGO BANK, NATIONAL ASSOCIATION (AS SUCCESSOR BY MERGER TO WELLS FARGO BANK MINNESOTA, NATIONAL ASSOCIATION), a national banking association duly organized under the laws of the United States, as trustee (the “Trustee”).

WHEREAS, the Company and the Trustee are parties to an Indenture, dated as of March 15, 2002 (as supplemented by a Certificate of Actions (the “Certificate”) taken by the President of the Company, establishing the terms of the Company’s 10.56% Senior Notes Due 2009 (the “Notes”), the “Indenture”), pursuant to which the Company issued the Notes;

WHEREAS, the Board of Directors of the Company has determined that it is in the best interests of the Company to authorize and approve the proposed amendments to certain provisions of the Indenture (the “Proposed Amendments”);

WHEREAS, Section 902 of the Indenture provides that the Company and the Trustee may amend certain provisions of the Indenture and the Notes with the written consent of the Holders of more than 50% in aggregate principal amount of the Notes then outstanding affected thereby;

WHEREAS, the Company has offered to purchase for cash any and all of the outstanding Notes (the “Offer”) and has distributed an Offer to Purchase and Consent Solicitation Statement, dated September 14, 2004 (the “Offer to Purchase”), and accompanying Consent and Letter of Transmittal to the Holders of the Notes in connection with the Proposed Amendments as described in the Offer to Purchase;

WHEREAS, the Offer is conditioned upon, among other things, the Proposed Amendments having been approved by Holders of more than 50% in aggregate principal amount of the Notes outstanding, and provided that pursuant to Section 5.5 hereof, the Proposed Amendments will not become operative until more than 50% in aggregate principal amount of the outstanding Notes are accepted for purchase pursuant to the terms of the Offer to Purchase;

WHEREAS, the Holders of more than 50% in aggregate principal amount of the Notes outstanding have approved the Proposed Amendments; and

WHEREAS, the execution and delivery of this instrument have been duly authorized and all conditions and requirements necessary to make this instrument a valid and binding agreement have been duly performed and complied with;

NOW, THEREFORE, for and in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, it is mutually covenanted and agreed, for the equal proportionate benefit of all Holders of the Notes, as follows:

ARTICLE 1. AMENDMENTS TO ARTICLE 1 AND EXHIBIT A TO THE CERTIFICATE—DEFINITIONS AND OTHER PROVISIONS

Section 1.1 Upon the effective date of this Supplemental Indenture, certain definitions shall be deemed deleted when references to such definitions would be eliminated as a result of the amendments described herein.

ARTICLE 2. AMENDMENTS TO ARTICLE 5—REMEDIES

Section 2.1 Section 501 of the Indenture is hereby amended to read in its entirety as set forth below:

Section 501. Events of Default.

“Event of Default” wherever used herein with respect to any particular series of Debt Securities, unless otherwise specified in the Debt Security or the Board Resolution with respect to that series of Debt Securities, means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(1) default in the payment of any installment of interest, or any Additional Amounts with respect to any Debt Security of that series when it becomes due and payable, and continuance of such default for a period of 30 days; or

(2) default in the payment of the principal of (or premium, if any, on) any Debt Security of that series at its Maturity; or

(3) default in the performance of, or breach of, any covenant or warranty of the Company in respect of any Debt Security of that series contained in this Indenture or in such Debt Securities (other than a covenant or warranty a default in whose performance or whose breach is elsewhere in this Section specifically dealt with or which expressly has been included in this Indenture solely for the benefit of Debt Securities of a series other than that series) or in the applicable Board Resolution under which such series is issued as contemplated by Section 301 and continuance of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the Company by the Trustee for the Debt Securities of such series or to the Company and such Trustee by the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default” hereunder; or

(4) Intentionally omitted.

(5) Intentionally omitted.

(6) the Company or a Material Subsidiary of the Company shall (A) commence any case or proceeding seeking to have an order for relief entered on its behalf as debtor or to adjudicate it as bankrupt or insolvent or seeking reorganization, liquidation, dissolution, winding-up, arrangement, composition or readjustment of its debts or any other relief under any bankruptcy, insolvency, reorganization, liquidation, dissolution, arrangement, composition, readjustment of debt or other similar act or law of any jurisdiction, domestic or foreign, now or hereafter existing; (B) shall apply for a receiver, custodian or trustee (other than any trustee appointed as a mortgagee or secured party in connection with the issuance of indebtedness for borrowed money of the Company or such Subsidiary) of it or for all or a substantial part of its property; (C) shall make a general assignment for the benefit of creditors; or (D) shall take any corporate action in furtherance of any of the foregoing; or

(7) any case or proceeding against the Company or a Material Subsidiary of the Company shall be commenced seeking to have an order for relief entered against it or to adjudicate it as bankrupt or insolvent or seeking reorganization, liquidation, dissolution, winding-up, arrangement, composition or readjustment of its debts or any other relief under any bankruptcy, insolvency, reorganization, liquidation, dissolution, arrangement, composition, readjustment of debt or other similar act or law of any jurisdiction, domestic or foreign, now or hereafter existing; or a receiver, custodian or trustee (other than any trustee appointed as a mortgagee or secured party in connection with the issuance of indebtedness for borrowed money of the Company or such Subsidiary) of the Company or such Subsidiary or for all or a substantial part of its property shall be appointed in any such case or proceeding; and such case or proceeding (A) results in the entry of an order for relief or a similar order against it or (B) shall continue unstayed and in effect for a period of 60 consecutive days.

(8) Intentionally omitted.

(9) Intentionally omitted.

Section 2.2 Section 501A of the Indenture is hereby amended to read in its entirety as set forth below:

Section 501A. Intentionally omitted.

ARTICLE 3. AMENDMENTS TO ARTICLE 10—COVENANTS

Section 3.1 Section 1004 of the Indenture is hereby amended to read in its entirety as set forth below:

Section 1004. Intentionally omitted.

Section 3.2 Section 1005 of the Indenture is hereby amended to read in its entirety as set forth below:

Section 1005. Intentionally omitted.

Section 3.3 Section 1007 of the Indenture is hereby amended to read in its entirety as set forth below:

Section 1007. Intentionally omitted.

Section 3.4 Section 1009 of the Indenture is hereby amended to read in its entirety as set forth below:

Section 1009. Intentionally omitted.

Section 3.5 Section 1010 of the Indenture is hereby amended to read in its entirety as set forth below:

Section 1010. Intentionally omitted.

Section 3.6 Section 1011 of the Indenture is hereby amended to read in its entirety as set forth below:

Section 1011. Intentionally omitted.

Section 3.7 Section 1012 of the Indenture is hereby amended to read in its entirety as set forth below:

Section 1012. Intentionally omitted.

Section 3.8 Section 1013 of the Indenture is hereby amended to read in its entirety as set forth below:

Section 1013. Intentionally omitted.

Section 3.9 Section 1014 of the Indenture is hereby amended to read in its entirety as set forth below:

Section 1014. Intentionally omitted.

Section 3.10 Section 1015 of the Indenture is hereby amended to read in its entirety as set forth below:

Section 1015. Intentionally omitted.

Section 3.11 Section 1016 of the Indenture is hereby amended to read in its entirety as set forth below:

Section 1016. Intentionally omitted.

Section 3.12 Section 1017 of the Indenture is hereby amended to read in its entirety as set forth below:

Section 1017. Intentionally omitted.

Section 3.13 Section 1018 of the Indenture is hereby amended to read in its entirety as set forth below:

Section 1018. Intentionally omitted.

Section 3.14 Section 1020 of the Indenture is hereby amended to read in its entirety as set forth below:

Section 1020. Intentionally omitted.

Section 3.15 Section 1021 of the Indenture is hereby amended to read in its entirety as set forth below:

Section 1021. Defeasance of Certain Obligations.

The Company may omit to comply with any term, provision or condition set forth in Sections 803(a), 1009, 1010, 1011, 1012, 1013, 1014, 1015, 1016, 1017, 1018 and 1019 of this Certificate of Terms and any such omission with respect to such Sections shall not be an Event of Default, in each case with respect to the Notes.

ARTICLE 4. AMENDMENTS TO THE NOTES

Section 4.1 The Notes include certain of the foregoing provisions from the Indenture. Upon the effective date of the Supplemental Indenture, such provisions from the Notes shall be deemed deleted or amended as applicable.

ARTICLE 5. MISCELLANEOUS

Section 5.1 The Trustee accepts the trusts created by the Indenture, as amended and supplemented by this Supplemental Indenture, and agrees to perform the same upon the terms and conditions of the Indenture, as amended and supplemented by this Supplemental Indenture.

Section 5.2 The Proposed Amendments to Sections 501A, 1004, 1005 and 1007 of the Indenture shall only apply with respect to the Notes and shall not be deemed to affect the rights of any other series of debt securities that may be issued under the Indenture;

Section 5.3 All capitalized terms used and not defined herein shall have the respective meanings assigned to them in the Indenture.

Section 5.4 Upon execution and delivery of this Supplemental Indenture, the terms and conditions of this Supplemental Indenture shall be part of the terms and conditions of the Indenture for any and all purposes, and all the terms and conditions of both shall be read together as though they constitute one and the same instrument, except that in case of conflict, the provisions of this Supplemental Indenture will control.

Section 5.5 Notwithstanding an earlier execution date, the provisions of this Supplemental Indenture shall not become operative until the time and date upon which the Company notifies the depositary and tabulation agent for the Notes, LaSalle Bank National Association, that more than 50% in aggregate principal amount of the outstanding Notes are accepted for purchase pursuant to the terms of the Offer to Purchase and the Company makes payment for such Notes. The Company shall promptly notify the Trustee in writing that this Supplemental Indenture has become operative.

Section 5.6 Each of the Company and the Trustee hereby confirms and reaffirms the Indenture in every particular except as amended and supplemented by this Supplemental Indenture.

Section 5.7 All covenants and agreements in this Supplemental Indenture by the Company or the Trustee shall bind their respective successors and assigns, whether so expressed or not.

Section 5.8 In case any provisions in this Supplemental Indenture shall be found by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 5.9 Nothing in this Supplemental Indenture, express or implied, shall give to any Person, other than the parties hereto and their successors under the Indenture and the Holders of the Notes, any benefit or any legal or equitable right, remedy or claim under the Indenture.

Section 5.10 The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together shall represent the same agreement. One signed copy is enough to prove this Supplemental Indenture.

Section 5.11 This Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York, without regard to principles of conflicts of law. Each of the parties hereto agrees to submit to the jurisdiction of the courts of the State of New York in any action or proceeding arising out of or relating to this Supplemental Indenture.

Section 5.12 All provisions of this Supplemental Indenture shall be deemed to be incorporated in, and made a part of, the Indenture; and the Indenture, as amended and supplemented by this Supplemental Indenture, shall be read, taken and construed as one and the same instrument.

Section 5.13 The Trustee has accepted the amendment of the Indenture effected by this Supplemental Indenture and agrees to execute the trust created by the Indenture as hereby amended, but only upon the terms and conditions set forth in the Indenture, including the terms and provisions defining and limiting the liabilities and responsibilities of the Trustee, and without limiting the generality of the foregoing, the Trustee shall not be responsible in any manner whatsoever for or in respect to (a) the validity or sufficiency of this Supplemental Indenture or any of the terms or provisions hereof, (b) the proper authorization hereof by the Company by corporate action or otherwise, (c) the due execution hereof by the Company, (d) the consequences (direct or indirect and whether deliberate inadvertent) of any amendment herein provided for, and the Trustee makes no representation with respect to any such matters and (e) the validity or sufficiency of the solicitation or the consent solicitation materials or procedure in connection therewith. The recitals contained in this Supplemental Indenture shall be taken as the statements of the Company, and the Trustee assumes no responsibility for their correctness.

Section 5.14 If any provision of this Supplemental Indenture limits, qualifies or conflicts with another provision of this Supplemental Indenture or the Indenture that is required to be included by the Trust Indenture Act of 1939 as in force at the date as of which this Supplemental Indenture is executed, the provision required by said Act shall control.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first written above.

CHIQUITA BRANDS INTERNATIONAL, INC.

By:	/s/ John W. Braukman III
Name:	John W. Braukman III
Title:	Senior Vice President and Chief Financial Officer

WELLS FARGO BANK, NATIONAL ASSOCIATION, as Trustee

By:	/s/ Timothy P. Mowdy
Name:	Timothy P. Mowdy
Title:	Assistant Vice President